Filed by Panera Brands, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: USHG Acquisition Corp.
Commission File No.: 001-40109

November 9, 2021

Dear Colleagues,
I am excited to share some news about USHG Acquisition Corp. (NYSE: HUGS) (“USHGAC”), the special purpose acquisition company you will recall we created to invest in a purpose-driven business on the path to becoming a public company; one that puts its own employees first, subsequently benefiting all its stakeholders in a virtuous cycle—in successive order: employees, customers, community, suppliers, and investors.
We feel incredibly fortunate to have met that company. Today, we announced that USHGAC will become a cornerstone partner with Panera Brands (including Panera Bread, Caribou Coffee, and Einstein Bros. Bagels), a pioneer in the fast casual category and one of America’s leading restaurant platforms. USHGAC and Panera Brands jointly issued a press release about this news which offers specific details about the partnership. In it, Panera Brands announced that it intends to pursue a traditional Initial Public Offering (“IPO”) at a future date. USHGAC will make its investment following the Panera Brands IPO, and I will join their board as Lead Independent Director.
What does this news mean for us at Union Square Hospitality Group? For our businesses, nothing changes. We’ll stay focused on the momentum we’ve all been working so hard to achieve as we recover, rebuild, and once again thrive. Over time, we see enormous potential to exchange cultural and operational learnings with Panera Brands. Our goal is to extend Enlightened Hospitality and to see Panera Brands achieve continued success, correspondingly allowing us to better invest in the ongoing growth of USHG and our people.
Additionally, through this transaction, we’re proud to have fulfilled our commitment to Share our Strength by contributing a meaningful number of USHGAC founder shares to our longtime partner, whose No Kid Hungry program is doing vital work to end childhood hunger in America.
Panera Brands CEO Niren Chaudhary and his entire leadership team bring a dynamic and heartfelt commitment to championing an employee-first culture, diversity and inclusion, and a sustainable environment. I’ve known and admired this brand for a long time, starting when it was founded in my hometown as St. Louis Bread Company. Both USHGAC and Panera Brands are united in common values, a passion for guest experience, restaurant innovation, and growth. I’m inspired and excited by what we can learn from each other.

Because Panera Brands has shared its intent to pursue an IPO, we are now in what the Securities and Exchange Commission (SEC) calls a “quiet period,” meaning that, as much as we’d like to, we just won’t be permitted to answer many questions before Panera Brands completes its IPO. Please carefully read and follow the Q&A below, which hopefully will answer many of your questions. As always, you have my commitment to share important milestones throughout this journey in accordance with SEC guidelines.
Finally, please forward any questions you may be asked by from external partners or media to jconnor@ushg.com. Please do not engage in conversation or speculate about Panera Brands’ IPO, the transaction, or comment on behalf of the company.

Danny

Important Q&A

Where can I learn more about USHG Acquisition Corp.’s (USHGAC) cornerstone partnership with Panera Brands?
Details of the investment are explained in our joint press release.

How will this affect me or our strategic priorities at USHG?
We’re business as usual. This news changes nothing for our day-to-day operations or our business. We’ll stay focused on the momentum we’ve all been working so hard to achieve as we recover, rebuild, and once again thrive. Over time, we see enormous potential to extend Enlightened Hospitality across one of America’s largest restaurant platforms, and to exchange cultural and operational learnings with Panera Brands.

How will this transaction impact USHG’s financial health?
USHG owns founder shares in USHGAC. Our goal will be to see Panera Brands achieve continued success, which will correspondingly allow us to better invest in the ongoing growth of USHG and our people.
How is Share our Strength involved in USHGAC?
In our virtuous cycle of Enlightened Hospitality, a key stakeholder is the community in which USHG does business. To that end, USHGAC made a charitable contribution of a portion of its founder shares to longtime USHG partner, Share our Strength, an organization that is working to end childhood hunger in America via No Kid Hungry.
Is USHGAC acquiring Panera Brands?
No. USHGAC is not acquiring Panera Brands. USHGAC will make its investment in Panera Brands following the completion of Panera Brands’ future Initial Public Offering (“IPO”) and upon approval of the transaction by the USHGAC stockholders.

Is USHG now a public company?
No. USHG is a private company. USHG is an investor in USHGAC, a publicly traded company (NYSE: HUGS), which will become a cornerstone partner with Panera Brands following the completion of Panera Brands’ future IPO. Panera Brands at a future date intends to pursue a traditional IPO. USHG will NOT be pursuing an IPO.

Is Shake Shack involved in this transaction?
No. Shake Shack is not involved in this transaction in any respect.

Did Shake Shack merge with Panera Brands?
No. Shake Shack is not involved in this transaction in any respect.

Will Danny remain Chairman of the Board of Shake Shack?
Yes.

Will Danny’s role at USHG change in any way?
No. I will continue as Chairman and CEO of USHG. I have never been prouder or more confident in the entire USHG leadership team and our colleagues.

Why can’t you share even more information?
While I imagine you may have more questions, due to strict SEC regulations, all the information I can share is in this email. As we take this journey together, be assured that we will share what we can, when we can. As always, you have our commitment to share important milestones throughout this journey in accordance with SEC guidelines.

Can I share this information?
No. We trust you not to forward, share or screenshot this note, any internal information or other information regarding the Panera Brands IPO or the transaction. The SEC strictly regulates what can and cannot be said during a quiet period. Therefore, any non-public company information must be kept strictly confidential and any information regarding the Panera Brands IPO or the transaction should not be shared. Any leaks could have significant negative consequences, including delaying or derailing Panera Brands’ IPO process.

The press release issued today details our partnership with Panera Brands and includes all the information we can share publicly at this time. Please do not share the press release or any other information regarding the Panera Brands IPO or the transaction on social media or in any other public forum or engage in public dialogue about the information in the release.

What if I get approached by the media?
Please forward any questions from external partners or media to jconnor@ushg.com. Please do not engage in conversation or speculate about Panera Brands’ IPO, the transaction, or comment on behalf of the company.

Why are we in a quiet period?
Given that Panera Brands has announced its intention to pursue an IPO at a later date, we are in a quiet period. We must all abide by the quiet period to ensure we are not engaging in certain promotional activity in the lead up to Panera Brand’s first day of trading or providing new or different information to select parties. Any violations of the quiet period could result in significant negative consequences, including delaying or derailing Panera Brands’ IPO process.

What is the name of USHG’s investment company?
“USHG Acquisition Corp.”, or “USHGAC” for short. You may also hear it referred to as “HUGS,” which is both the ticker symbol for USHGAC on the New York Stock Exchange and an embodiment of our brand purpose of extending Enlightened Hospitality. Please note that USHG’s investment company has nothing to do with the USHG HUGS Employee Relief Fund; they just happen to share the same name.

How are Danny and the Senior Leadership Team involved in USHGAC?
Danny and certain members of the senior leadership team of USHG serve in management positions and on the Board of Directors and Advisory Council of USHGAC, alongside other non-affiliated individuals, as follows:
•	Management: Danny Meyer (Chairman), Adam Sokoloff (CEO), Tiffany Daniele (CFO)
•	Board Members: Randy Garutti, Heidi Messer and USHG Board Members Lisa Skeete Tatum, Kris Galashan, Bob Steel, Mark Leavitt, and Walter Robb
•	Advisory Council: Chip Wade, Richard Coraine, Patti Simpson, Kelly MacPherson, Avisheh Avini, Marissa Freeman, Peter Mavrovitis, and USHG Board Members Clarence Otis and Jon Sokoloff

Additional Information and Where to Find It

This communication relates to a proposed transaction between USHG Acquisition Corp. (“HUGS”) and Panera Brands, Inc. (“Panera Brands”). Panera Brands intends to file a registration statement on Form S-4 that will include a proxy statement of HUGS and a prospectus of Panera Brands. The proxy statement/prospectus will be sent to all HUGS stockholders. HUGS and Panera Brands also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors, and security holders of HUGS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HUGS through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HUGS may be obtained free of charge from HUGS’s website at www.ushgac.com or by written request to HUGS at USHG Acquisition Corp., 853 Broadway, 17th Floor, New York, New York 10010.

Participants in Solicitation

HUGS and Panera Brands and their respective directors and officers may be deemed to be participants in the solicitation of proxies from HUGS’s stockholders in connection with the proposed transaction. Information about HUGS’s directors and executive officers and their ownership of HUGS’s securities is set forth in HUGS’s filings with the SEC, including HUGS’s initial public offering prospectus, which was filed with the SEC on February 25, 2021. To the extent that holdings of HUGS’s securities have changed since the amounts printed in HUGS’s initial public offering prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HUGS and Panera Brands, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated timing of the Panera Brands IPO, and the offerings of Panera Brands and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HUGS’s securities, (ii) the risk that a Panera Brands IPO may not be completed and that the Transaction may not be completed, in each case, by HUGS’s business combination deadline or at all, and the potential failure to obtain an extension of the business combination deadline if sought by HUGS, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the failure to complete the Panera Brands IPO, the adoption of the Transaction agreement and the Transaction by the stockholders of HUGS and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction or the Transaction agreement, (vi) the effect of the announcement or pendency of the transaction on Panera Brands’  business relationships, performance, and business generally and on its ability to consummate and IPO, (vii) risks that the proposed Transaction disrupts current plans of Panera Brands and potential difficulties in Panera Brands employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against HUGS or Panera Brands related to the Transaction agreement or the proposed transaction, (ix) the ability to maintain the listing of HUGS’s securities on the NYSE, (x) the price of HUGS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Panera Brands operates, variations in performance across competitors, changes in laws and regulations affecting Panera Brands’ business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HUGS’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described above and other documents filed by HUGS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HUGS and Panera Brands assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HUGS nor Panera Brands gives any assurance that either HUGS or Panera Brands will achieve its expectations.